September 27, 2010

Dear Whitestone REIT Shareholder:

I am writing to you on behalf of the Board of Trustees of Whitestone REIT (“Whitestone”).

As you may now be aware, MPF & its related entities* (“MPF”) have made an unsolicited tender offer (the “Offer”) to you and your fellow shareholders to purchase up to 200,000 shares of Whitestone Class A common shares of beneficial interest (“Class A Common Shares”). MPF is offering Whitestone shareholders a price of $8.00 per share (the “Offer Price”) less the amount of any dividends declared or paid between September 17, 2010 and October 22, 2010.  Please note that the Offer Price is on a post-split basis,  taking into account the 1-for-3 reverse share split of the Class A Common Shares that Whitestone effected on August 24, 2010, and is equivalent to $2.67 per Class A Common Share on a “pre- split” basis.  You may have recently received materials from MPF (the “MPF Offer Materials”) about its Offer and may also have seen that information on a Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on September 17, 2010.

Whitestone is required by rules of the SEC to inform you of its position, if any, with respect to the Offer.

WHITESTONE HAS DECIDED TO REMAIN NEUTRAL AS TO THE OFFER AND IS EXPRESSING NO OPINION AS TO WHETHER YOU SHOULD ACCEPT OR REJECT THE OFFER.  HOWEVER, WHITESTONE BELIEVES THAT YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN MAKING YOUR DECISION ON WHETHER OR NOT TO ACCEPT THE OFFER:

(1)
On August 31, 2010, Whitestone completed a public offering of 2,200,000 Class B common shares (the “Class B Common Shares”) at a price of $12.00 per share. The Class B Common Shares began trading on the NYSE Amex under the ticker symbol "WSR" on August 26, 2010.  In connection with the offering, Whitestone changed the name of all of its common shares outstanding prior to the offering to “Class A Common Shares” and effected a 1-for-3 reverse share split of its Class A Common Shares.  Class A Common Shares and Class B Common Shares have equal voting, dividend and liquidation rights.  As disclosed in the offering prospectus, Whitestone intends to conduct one or more exchange offers in the future, no earlier than February 25, 2011, that will allow for the exchange of one Class A Common Share into one Class B Common Share.  The Class B Common Shares had a closing price on the NYSE Amex of $11.90 on September 24, 2010.  While the exchange offers will occur at the discretion of Whitestone’s Board of Trustees, MPF’s Offer Price for Class A Common Shares represents a 32.8% discount to the current trading price of the Class B Common Shares.

(2)
MPF notes in the MPF Offer Materials that they are making this offer with the “intention of making a profit” and notes that they are “motivated to establish the lowest price which might be acceptable” to you.

(3)
MPF’s Offer Price is actually lower than $8.00 per share. According to the Schedule TO filed by MPF, the $8.00 price will be reduced by the amount of dividends declared or paid by Whitestone between September 17, 2010 and October 22, 2010 (or such other date to which the Offer may be extended by MPF).  As you know, Whitestone has historically paid a monthly cash dividend, and on October 7, 2010, we will pay a previously approved dividend of $0.095 per Class A Common Share. If the offer is not extended past October 22, 2010, the adjusted price per share offered by MPF for your shares is approximately $7.91.

(4)
The Offer is for a maximum of 200,000 Class A Common Shares, which represents approximately 5.74% of the outstanding Class A Common Shares and 3.51% of the total outstanding Common Shares, including Class B Common Shares.  Assuming that 200,000 Class A Common Shares are tendered to MPF, MPF and its affiliates would become Whitestone’s largest shareholder group, owning approximately 9.4% of the outstanding Class A Common Shares and 5.8% of the total outstanding Common Shares, including Class B Common Shares.  Such a concentration of ownership may influence future business decisions, have a downward pressure on the market price of our Class B Common Shares if MPF were to exchange its Class A Common Shares for Class B Common Shares in an exchange offer conducted by us and sell them on the open market, and any increase in such concentration may be prohibited by Whitestone’s declaration of trust.  In order to maintain its status as a REIT, subject to certain exceptions, Whitestone’s declaration of trust does not permit any person to acquire or hold, directly or indirectly, more than 9.8% (by value or by number of shares, whichever is more restrictive) of Whitestone’s outstanding Class A or Class B Common Shares.

(5)
The MPF Offer Materials include statements regarding MPF’s ability to pay for all Class A Common Shares tendered pursuant to the Offer. Detailed financial information relating to the MPF bidders is not publicly available, and Whitestone cannot therefore verify the ability of MPF to fund the Offer.

(6)
As disclosed in the MPF Offer Materials, MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer Price that can independently verify that such funds are available for payment, and if you tender any of your Class A Common Shares, MPF may have access to those shares before all conditions to the Offer have been satisfied and you have been paid.

(7)
According to the MPF Offer Materials, MPF may extend the offer and delay payment beyond the currently scheduled expiration date of October 22, 2010, as well as amend the offer, including the Offer Price.

You are urged to carefully read all the materials sent to you by MPF, and to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) any other factors you determine are relevant to your decision. We also urge you to consult your financial advisor prior to tendering your Class A Common Shares.

Please note that any tendering of your Class A Common Shares is voluntary and you are not required to respond to MPF if you do not plan on accepting the terms of the Offer. If you have already tendered your Common Shares to MPF, you still have the right to withdraw them by providing written notice to MPF prior to the expiration of the Offer.  According to the MPF Offer Materials, the Offer will expire at 11:59 p.m., Pacific Time, on October 22, 2010.

Whitestone does not in any way endorse the Offer or the Offer Materials.  All of Whitestone’s executive officers and trustees have confirmed that they do not intend to tender their Class A Common Shares.

On September 27, 2010, Whitestone filed a Schedule 14D-9 (the “14D-9”) with the SEC in response to the Offer.  The 14D-9 contains certain information about: (a) Whitestone; (b) MPF; (c) actual or potential conflicts of interest; and (d) additional information regarding the Offer.  The 14D-9 is available on our web site: www.whitestonereit.com, under Investor Relations, SEC Filings or at www.sec.gov.

If you have any questions regarding the foregoing, please do not hesitate to contact our Investor Relations Department at (713) 827-9595 x 3021.

Sincerely yours,

/s/ James C. Mastandrea
James C. Mastandrea
Chairman and Chief Executive Officer

*MPF and its related entities include: MPF DeWaay Fund 7, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MPF Senior Note Program II, LP, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 14, LLC, MP Value Fund 7, LLC, MP Income Fund 16, LLC, MPF Special Fund 9, LLC, MPF Flagship Fund 12, LLC, MPF Income Fund 24, LLC, SCM Special Fund 2, LP and MacKenzie Patterson Fuller, LP.